                                                            Page 1 of 12 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   Under the Securities Exchange Act of 1934


                               Thermatrix, Inc.
------------------------------------------------------------------------------

                               (Name of Issuer)


                    Common Stock, par value $.001 per share
------------------------------------------------------------------------------

                        (Title of Class of Securities)





                                                      Exhibit Index on page 10

CUSIP No.                           13G                       Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Onex Corporation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Ontario, Canada
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               None
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             566,429 shares of Common Stock
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        None
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        566,429 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      566,429 shares of Common Stock
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (11)

      7.5%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      CO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                           13G                       Page 3 of 12 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gerald W. Schwartz
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Canada
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               None
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             566,429 shares of Common Stock
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        None
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        566,429 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      566,429 shares of Common Stock
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (11)

      7.5%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                           13G                       Page 4 of 12 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Vencap, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Alberta, Canada
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               None
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             566,429 shares of Common Stock
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        None
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        566,429 shares of Common Stock
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      566,429 shares of Common Stock
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (11)

      7.5%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      CO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

Item 1(a)   Name of Issuer:

            Thermatrix, Inc. (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            101 Metro Drive, Suite 248
            San Jose, California 95110

Item 2(a)   Name of Person Filing:

            Onex Corporation ("Onex")
            Gerald W.  Schwartz
            Vencap, Inc. ("Vencap")
            Onex, Mr. Schwartz and Vencap are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The address for the principal business office of each of Onex and Gerald W. Schwartz is:

            161 Bay Street
            P.O. Box 700
            Toronto, Ontario CANADA
            M5J 2S1

            The address of the principal business office of Vencap is:

            Suite 712
            10104-103 Avenue
            Edmonton, Alberta
            Canada T5J OH8

Item 2(c)   Citizenship:

            Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. Vencap is an Alberta, Canada corporation.

                                                              Page 6 of 12 Pages

Item 2(d)   Title of Class of Securities:

            Common Stock, $.001 par value per share.

Item 2(e)   CUSIP No.:

            None

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4      Ownership:

      (a)   Amount Beneficially Owned:

            566,429 shares of Common Stock

      (b)   Percent of Class:

            7.5%
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                                                              Page 7 of 12 Pages

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  0

            (ii)  Shared power to vote or to direct the vote:

                  566,429 shares of Common Stock

            (iii) Sole power to dispose or to direct the disposition of:

                  0

            (iv)  Shared Power to dispose or to direct the disposition of:

                  566,429 shares of Common Stock

            Vencap is the direct beneficial owner of the shares of Common Stock reported. Onex, as the indirect beneficial owner of approximately 90% of the shares of Vencap, is an indirect beneficial owner of the shares reported. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. On October 27, 1997, Vencap sold 5,000 shares of Common Stock of the Company. Such shares are not included in the amounts set forth above.

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6      Ownership of More Than Five Percent on Behalf of
            Another Person:

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

                                                              Page 8 of 12 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable

Item 8      Identification and Classification of Members of the Group:

            Not applicable

Item 9      Notice of Dissolution of Group:

            Not applicable

Item 10     Certification:

            Not applicable

                                                              Page 9 of 12 Pages

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 1998


                                    ONEX CORPORATION


                                    By: /s/ Donald W. Lewtas
                                        --------------------
                                        Name:   Donald W. Lewtas
                                        Title:  Authorized Signatory


                                    /s/ Donald W. Lewtas
                                    --------------------
                                    Authorized signatory for
                                    Gerald W. Schwartz


                                    VENCAP, INC.


                                    By: /s/ Ian Morris
                                        -----------------------------
                                        Name: Ian Morris
                                        Title: Vice President and CFO

                                                         Page 10 of 12 Pages

                               Index to Exhibits

                                                                Page No. in
                                                                Sequential
Exhibit                                                         Numbering System
-------                                                         ----------------

1.    Joint Filing Agreement, dated January 30, 1998, among
      Vencap, Onex and Mr. Schwartz.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange
      Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange
      Commission by Mr. Schwartz on September 10, 1996.